Contact

www.linkedin.com/in/kenneth-willman-39901b31 (LinkedIn)

Top Skills

Hedge Funds
Equities
Investments

Kenneth Willman

Former Managing Director at Goldman Sachs and Former Chief Legal Officer at Russell Investments
Seattle, Washington, United States

Experience

Russell Investments

Chief Legal Officer
August 2008 - January 2019 (10 years 6 months)

Executive Committee member responsible for managing the Office of the Chief Legal Officer comprised of Russell Investments' global Compliance, Government & Community Relations, Internal Audit, Legal and Risk Management Departments. Director of the Russell Investments Trust Company, Russell Investments' operating companies in Australia, Japan and the UK, and the Russell Investments US Institutional and Ireland based UCITs complex of funds.

Goldman Sachs

16 years 6 months

Managing Director and General Counsel
April 2004 - August 2008 (4 years 5 months)
Hong Kong

Managing Director
December 1999 - April 2004 (4 years 5 months)

Executive Director
May 1993 - November 1999 (6 years 7 months)

Associate
March 1992 - May 1993 (1 year 3 months)

Sullivan & Cromwell LLP

Associate
September 1987 - March 1992 (4 years 7 months)
New York and Tokyo

United States District Court for the District of Delaware

Judicial Law Clerk
September 1986 - September 1987 (1 year 1 month)

Education

University of Pennsylvania

Juris Doctor, Law · (1983 - 1986)

University of Puget Sound

Bachelor of Science and Bachelor of Arts, Economics and Politics and Government · (1978 - 1982)